Filed Pursuant to Rule 253(g)(2)
File No. 024-11162

FUNDRISE GROWTH EREIT VII, LLC

SUPPLEMENT NO. 11 DATED JUNE 16, 2021
TO THE OFFERING CIRCULAR DATED JANUARY 4, 2021

This document supplements, and should be read in conjunction with, the offering circular of Fundrise Growth eREIT VII, LLC (“we”, “our” or “us”), dated January 4, 2021 and filed by us with the Securities and Exchange Commission (the “Commission”) on January 5, 2021 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

•	Asset acquisitions.

Asset Acquisitions

Rock Ridge Controlled Subsidiary - Pensacola, FL

On June 10, 2021, we directly acquired ownership of a “majority-owned subsidiary” (the “Rock Ridge Controlled Subsidiary”) for an initial purchase price of approximately $2,317,000, which is the initial stated value of our equity interest in a new investment round in the Rock Ridge Controlled Subsidiary (the “Rock Ridge Growth eREIT VII Investment”). Fundrise Real Estate Interval Fund, LLC acquired ownership of the remaining equity interest in the new investment round in the Rock Ridge Controlled Subsidiary, for an initial purchase price of approximately $20,856,000 (the “Rock Ridge Interval Fund Investment” and, together with the Rock Ridge Growth eREIT VII Investment, the “Rock Ridge Investment”). The Rock Ridge Controlled Subsidiary used the proceeds of the Rock Ridge Investment to acquire sixty-nine (69) single family homes, generally located at 9907 Cali Lane, Pensacola, Florida (the “Rock Ridge Property”). The Rock Ridge Property was built in 2020 and was approximately 98.4% occupied as of the closing date. The initial Rock Ridge Growth eREIT VII Investment was funded with proceeds from our Offering, and the closing of the Rock Ridge Property and the Rock Ridge Investment occurred concurrently.

The Rock Ridge Controlled Subsidiary is managed by us.

Pursuant to the agreements governing the Rock Ridge Growth eREIT VII Investment, we have authority for the management of the Rock Ridge Controlled Subsidiary, including the Rock Ridge Property. In addition, an affiliate of our sponsor earned an acquisition fee of approximately 1.0% of the Rock Ridge Investment, paid directly by the Rock Ridge Controlled Subsidiary.

The Rock Ridge Property was acquired for a purchase price of approximately $23,173,000, which includes closing costs and the acquisition fee of approximately $230,500. Due to the stabilized nature of the asset, we do not anticipate incurring additional material hard or soft costs at the Rock Ridge Property in the near term. We plan to operate the property, install professional third party property management, and increase rents at the Rock Ridge Property. There can be no guarantee that such results will be achieved. No third party financing was used for the acquisition of the Rock Ridge Property, though future financing has been assumed in the return projections below.

The following table contains underwriting assumptions for the Rock Ridge Property. Assumptions are presented at the asset level. All of the values in the table below are assumptions that we believe to be reasonable; however, there can be no guarantee that such results will be achieved.

Asset Name	Stabilized Economic Vacancy	Average Annual Rent Growth	Average Annual Expense Growth	Exit Cap Rate	Hold Period
Rock Ridge Property	5.5%	3.0%	3%	4.5%	10 years

Please note that past performance is not indicative of future results, and these underwriting assumptions may not reflect actual performance. Any assumptions on the performance of any of our assets may not prove to be accurate. Investing in Fundrise Growth eREIT VII, LLC is an inherently risky investment that may result in total or partial loss of investment to investors.

We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.